UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Greif, Inc.

(Name of issuer)

Class B Common Stock, without par value

(Title of class of securities)

397624 20 6

(CUSIP number)

Joseph P. Boeckman, Esq.

Baker & Hostetler LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541

(Name, address and telephone number of person authorized to receive notices and communications)

May 15, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

SCHEDULE 13D/A

(Amendment No. 1)

CUSIP No.: 397624 20 6
1	Names of reporting persons Mary T. McAlpin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Citizen of the United States of America
7	Sole voting power 3,417,231 shares of Class B Common Stock (as of May 15, 2010)
8	Shared voting power -0- shares of Class B Common Stock (as of May 15, 2010)
9	Sole dispositive power 3,417,231 shares of Class B Common Stock (as of May 15, 2010)
10	Shared dispositive power -0- shares of Class B Common Stock (as of May 15, 2010)
11	Aggregate amount beneficially owned by each reporting person 3,417,231 shares of Class B Common Stock (as of May 15, 2010)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.2%
14	Type of reporting person IN

SCHEDULE 13D/A

(Amendment No. 1)

CUSIP No.: 397624 20 6
1	Names of reporting persons Family Trust for the benefit of Mary T. McAlpin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Not applicable (trust has no designated place of organization)
7	Sole voting power -0- shares of Class B Common Stock (as of May 15, 2010)
8	Shared voting power -0- shares of Class B Common Stock (as of May 15, 2010)
9	Sole dispositive power -0- shares of Class B Common Stock (as of May 15, 2010)
10	Shared dispositive power -0- shares of Class B Common Stock (as of May 15, 2010)
11	Aggregate amount beneficially owned by each reporting person -0- shares of Class B Common Stock (as of May 15, 2010)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) -0-%
14	Type of reporting person OO (trust)

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D/A (AMENDMENT NO. 1)

FOR MARY T. McALPIN

Background of Filing

On October 1, 2003, Mary T. McAlpin (“Ms. McAlpin”) filed her initial Schedule 13D jointly with Michael H. Dempsey, Virginia D. Ragan, and the Naomi C. Dempsey Trust. Prior to June 1, 2009, Ms. McAlpin filed amended Schedule 13Ds jointly with these same persons. On June 1, 2009, Ms. McAlpin filed a Schedule 13D on her own behalf.

On December 17, 2007, the Family Trust for the benefit of Mary T. McAlpin (the “McAlpin Family Trust”) filed a Schedule 13D jointly with Michael H. Dempsey, Virginia D. Ragan, Ms. McAlpin and various other trusts created by the division of the Naomi C. Dempsey Trust. On May 26, 2009, the McAlpin Family Trust filed an amended Schedule 13D jointly with the estate of Michael H. Dempsey, Virginia D. Ragan, Judith D. Hook and various other trusts created by the division of the Naomi C. Dempsey Trust.

This Schedule 13D/A (Amendment No. 1) (this “Schedule 13D/A”) is being filed jointly by Ms. McAlpin and the McAlpin Family Trust.

The Schedule 13D/A relates primarily to the following transactions in the Class B Common Stock (as defined below):

1.	The appointment of Ms. McAlpin as a successor trustee of both the McAlpin Family Trust (owner of 2,046,028 shares of Class B Common Stock) and a family trust related to the McAlpin Family Trust (owner of 23,334 shares of Class B Common Stock) on May 15, 2010, in replacement of Virginia D. Ragan and Judith D. Hook as trustees.

2.	The liquidating distribution by the McAlpin Family Trust of all of its shares of Class B Common Stock (2,046,028 shares) to Ms. McAlpin, the sole beneficiary of that trust, on May 15, 2010. Accordingly, the McAlpin Family Trust is no longer subject to the reporting requirements of Section 13(d) of the Exchange Act.

Item 1.	Security and Issuer

This Schedule 13D/A relates to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Schedule 13D/A is being filed on behalf of Ms. McAlpin and the McAlpin Family Trust (collectively, the “Reporting Persons”).

(b)	The business address for each Reporting Person is 65 East State Street, Suite 2100, Columbus, Ohio 43215.

(c)	Present Principal Occupation or Employment:

For Ms. McAlpin: Investor.

For the McAlpin Family Trust: Not applicable

(d)	Conviction in Criminal Proceedings: Neither Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: Neither Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

For Ms. McAlpin: United States of America

For the McAlpin Family Trust: Not applicable

Item 3.	Source and Amount of Funds or Other Consideration

For Ms. McAlpin:

As trustee under her revocable, grantor retained annuity and other trusts, Ms. McAlpin is the beneficial owner of 3,417,231 shares of Class B Common Stock. Ms. McAlpin acquired 11,908 of these shares from her deceased mother, Naomi C. Dempsey, on March 18, 1999, and subsequently transferred these shares to her revocable trust. Ms. McAlpin and these trusts acquired the remainder of these shares by gift or for no consideration.

For McAlpin Family Trust: Not applicable.

Item 4.	Purpose of Transaction

Except as otherwise described in this Item 4, Ms McAlpin has no individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock

Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

While Ms. McAlpin has no current plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company from third parties, from time to time she may engage in transactions with other members of the Dempsey family or entities controlled by the Dempsey family (such as corporations, limited liability companies, partnerships and trusts) in which Ms. McAlpin may acquire or dispose of shares of Class B Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)	(i)	Ms. McAlpin is the beneficial owner of 3,417,231 shares of Class B Common Stock representing 15.2% of the outstanding shares of Class B Common Stock.

	(ii)	The McAlpin Family Trust does not own any shares of Class B Common Stock.

(b)	(i)	Ms. McAlpin has the sole power to vote and dispose of 3,417,231 shares of Class B Common Stock. All of these shares are held in various trusts in which Ms. McAlpin is the sole trustee.

	(ii)	The McAlpin Family Trust does not own any shares of Class B Common Stock.

(c)	(i)	Ms. McAlpin received a distribution of 81,000 shares of Class B Common Stock from the McAlpin Family Trust on February 25, 2010. Except as described in the preceding sentence or otherwise in this Schedule 13D/A, no transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. McAlpin.

	(ii)	The McAlpin Family Trust made a distribution of 81,000 shares of Class B Common Stock to Ms. McAlpin, as beneficiary of such trust, on February 25, 2010. Except as described in the preceding sentence or otherwise in this Schedule 13D/A, no transactions in shares of Class B Common Stock were effected during the past 60 days by the McAlpin Family Trust.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by the Reporting Persons.

(e)	As described in this Schedule 13D/A, on May 15, 2010, the McAlpin Family Trust ceased to be a beneficial owner of more than 5% of the Class B Common Stock.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Joint Filing Agreement dated May 18, 2010, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 18, 2010	/s/ Mary T. McAlpin
Mary T. McAlpin

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 18, 2010	FAMILY TRUST FOR THE BENEFIT OF
MARY T. McALPIN

/s/ Mary T. McAlpin, Trustee
Mary T. McAlpin, Trustee of the
Family Trust for the Benefit of
Mary T. McAlpin

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